TASEKO EXPECTS TO RECEIVE POWER COST DEFERRAL FOR GIBRALTAR MINE

February 9, 2016, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") announces that its Gibraltar mine expects to benefit from a five-year power rate deferral program announced by the government of British Columbia.

“Electricity is one of Gibraltar’s most significant expenses, accounting for nearly 10% of the mine’s total operating costs,” said Russell Hallbauer, President and CEO of Taseko. “This cost deferral program has the potential to reduce Gibraltar’s annual spending by up to $20 million, or roughly $0.15 per pound of copper production, at the current copper price of approximately US$2.10 per pound, effective this month.”

Details of the program, which would be delivered through the province’s crown corporation BC Hydro, remain to be disclosed. Taseko will provide additional information with regard to its Gibraltar electricity costs after Taseko has signed a deferral agreement with BC Hydro.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.